Filed by TC Energy Corporation
(Commission File No. 001-31690)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended.

Subject Company:  TC PipeLines, LP
(Commission File No. 001-35358)

NewsRelease

TC Energy announces offer to acquire all outstanding common units of TC PipeLines, LP

Proposes share-for-unit exchange

CALGARY, Alberta — October 5, 2020 - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced it has made a non-binding offer to acquire all the outstanding common units of the master limited partnership TC PipeLines, LP (NYSE: TCP) (TCP) not beneficially owned by TC Energy or its affiliates in exchange for TC Energy common shares. Under the proposal, TCP common unitholders would receive 0.650 common shares of TC Energy for each issued and outstanding publicly-held TCP common unit, representing an implied value of US$27.31 per common unit based on the closing price of TC Energy common shares on the New York Stock Exchange (NYSE) on October 2, 2020. This reflects a 7.5 per cent premium to the exchange ratio implied by the 20-day volume weighted average prices of TCP’s common units and TC Energy’s common shares on the NYSE as of October 2, 2020.

The offer has been made to the Board of Directors of the general partner of TCP (the TCP Board). As the general partner of TCP is an indirect wholly-owned subsidiary of TC Energy, a Conflicts Committee composed of independent directors of the TCP Board will be formed to consider the offer pursuant to its processes.

The transaction is subject to the review and favorable recommendation by the Conflicts Committee of the TCP Board and approvals by the TCP Board, the Board of Directors of TC Energy, and the holders of a majority of the outstanding common units of TCP. It is also subject to the negotiation and execution of an agreement and plan of merger, which would provide the definitive terms of the transaction, including the exchange ratio, and customary regulatory approvals. Any definitive agreement is expected to contain customary closing conditions. There can be no assurance that any such approvals will be forthcoming, that a definitive agreement will be executed or that any transaction will be consummated.

The proposed exchange ratio reflects a value for all the publicly held common units of TCP of approximately US$1.48 billion, or 35.2 million TC Energy common shares, if completed on the terms offered based on the closing price of TC Energy’s common shares on the NYSE on October 2, 2020.

J.P. Morgan Securities LLC is acting as exclusive financial advisor and Vinson & Elkins is acting as legal advisor to TC Energy.

About TC Energy

We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management’s assessment of TC Energy’s and its subsidiaries’ future plans and financial outlook. In particular, this news release contains forward-looking information pertaining to, but not limited to, information with respect to the following: the proposed transactions, including the consideration payable in connection therewith and the effects thereof. All forward-looking statements reflect TC Energy’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Important Notice to Investors

This news release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell common units of TCP or common shares of TC Energy, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (“SEC”) should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from TCP.

Media Inquiries:

Robin Lee / Hejdi Carlsen

403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:

David Moneta / Hunter Mau

403-920-7911 or 800-361-6522